BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements:
  Statement of Financial Condition   2
  Notes to Financial Statements.   3-10



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Bulltick, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bulltick, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bulltick, LLC's management. Our responsibility is to express an opinion on Bulltick, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bulltick, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Bulltick, LLC's auditor since 2007.

Coral Gables, Florida
February 26, 2021

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	99,496
Receivable from clearing brokers (Note 6)		1,257,899
Deposits with clearing brokers (Note 6)		301,814
Commissions and other fees receivable, net		278,823
Other assets		37,029
TOTAL ASSETS	**$**	**1,975,061**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	537,663
Due to related parties (Note 4)		151,023
TOTAL LIABILITIES		688,686
Commitments and contingencies (Note 8)		
MEMBER'S EQUITY		1,286,375
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,975,061**

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Business

Business and Organization
Bulltick, LLC, (the "Company") is a Delaware limited liability company and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC which is a Delaware limited liability company (the "Parent").

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and the National Futures Association ("NFA"), and is authorized to conduct securities sales, trading and brokerage activities on a fully-disclosed basis. The Company is also a member of the NASDAQ Stock Market.

The Company acts primarily in an agency capacity for its customers, located mostly within Latin America, providing customers with executions of mostly United States ("US") traded equity securities, including Exchange Traded Funds ("ETF's") and American Depository Receipts ("ADR's"), as well as assisting customers with conversions of US listed ADR's with the corresponding locally traded equities, and charging commissions and fees for these services. The Company also trades ETF's, ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and acts as placement agent on private placements. The Company's trading operations are in Miami, Florida, with a branch in Shenandoah, Texas and a non-trading representative office in Bogota, Colombia.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 2 – Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require, among other things, the use of management's best judgment and the use of estimates. The estimates that affect the reported amounts in the financial statements and accompanying notes may vary from actual amounts.

Revenue Recognition
On January 1, 2018, the Company adopted the revenue recognition standard ASC 606, Revenue from Contracts with Customers. Revenues from contracts with customers includes commissions, conversions, riskless principal transactions, mutual funds, short sale rebates and trailer fees. The recognition and measurement of revenue is based on the assessment of each individual transaction. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; determine the transaction price; allocate the transaction price to the identified

Note 2 – Summary of Significant Accounting Policies (continued)

performance obligation, and when to recognize revenue. The primary sources of revenue for the Company are as follows:

Commissions – the Company earns commission revenue for executing trades for clients in individual equities, options, fixed income securities, mutual funds and ETF's. Commission revenue associated with trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Conversions – the Company earns a conversion fee for ADR conversions for clients, mainly in equities. Conversion revenue associated with trade execution by the sponsor institution is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Principal transactions - financial instruments owned or sold, but not yet purchased, are carried at fair value, with realized and unrealized gains and losses, including riskless principal markups, reflected in trading activity gains, net in the accompanying statement of operations. Level 1 financial instruments owned are valued at fair value using the closing price of the position. The resulting difference between cost and fair value for all securities and other investments is included in operating results. Principal transactions primarily represent riskless transactions in which the Company, after executing a solicited order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to satisfy the order. Principal transactions are recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Short sale rebates – The Company earns rebates when the customers hold financed margin positions. Fees are recorded as earned.

Mutual funds revenues – The Company has selling agreements with mutual and other fund companies that allow the Company to sell those company's products to its clients which can result in a commission or sales load, and/or a trailer fee as compensation for the placement or distribution of the funds. Fund commissions or sales loads are recognized on a trade date basis and trailer fees are recognized on a monthly basis based on each fund's contract distribution payout.

Interest income is recorded on the accrual basis.

Note 2 – Summary of Significant Accounting Policies (continued)

<u>Valuation of Investments in Securities at Fair Value – Definition and Hierarchy</u>
The Company has adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 3 for the fair value measurement of the Company's financial instruments and investments.

<u>Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows</u>
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America. For the year ended December 31, 2020, interest paid includes interest expense related to debit balances with brokers totaling $91,066.

<u>Derivative Financial Instruments</u>
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments are carried at fair value. Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of earnings as trading revenues.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are measured at fair value with changes reflected in earnings. Therefore, the disclosures required by ASC 815 are generally not applicable with respect to these financial instruments.

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2020, an allowance for doubtful accounts was not considered necessary.

Financial Instruments Owned
Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. Net realized and unrealized gains and losses on trading securities are included in trading activity gains in the accompanying statement of operations. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Income Taxes
The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2017 through 2020. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interests or penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company applies *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. The guidance is effective in the first quarter of fiscal 2021 and early adoption is permitted in the first quarter of fiscal 2020. The Company is currently evaluating the impact of the new guidance on our financial statements.

Note 3 - Securities Inventory

The Company's assets and liabilities recorded at fair value have been categorized based on the fair value hierarchy and the Company's accounting policies as disclosed in Note 2. The Company had no financial instruments owned or securities positions as of December 31, 2020.

No securities were transferred between levels during 2020.

Note 4 – Management Agreements

During 2020, the Company had management agreements with common-owned entities in Miami, Florida. The Company receives management and administrative services, including use of its office facilities in Miami and Shenandoah as well as staffing, in consideration of management fees.

Note 5 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires the maintenance of minimum "Net Capital", as defined, of $100,000 and requires that the ratio of "Aggregate Indebtedness" to "Net Capital", each as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's "Net Capital" was $1,043,300, which exceeded requirements by $943,300 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.6601 to 1.

Note 6 - Risk Concentrations

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company maintains clearing and depository accounts for its futures, foreign exchange and other securities transactions with other clearing brokers.

At December 31, 2020, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers, including $1,507,899 due from Pershing LLC, or approximately 76% of total assets, as of December 31, 2020.

Financial Instruments Owned
The Company's financial instruments holdings are subject to credit risks inherent in the issuing countries, as well as market and other risks. The Company had no financial instruments owned as of December 31, 2020.

Financial Instruments Sold, But Not Yet Purchased
The Company's instruments sold, but not yet purchased are subject to risks inherent in the issuing countries. As part of normal course of business, the Company may have short-sale liabilities which are normally collateralized by a portion of the receivable from the clearing brokers. The Company had no financial instruments sold, not yet purchased as of December 31, 2020.

Futures Trading Risks
The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions at December 31, 2020.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing brokers extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial

Note 6 - Risk Concentrations (continued)

instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers activities by establishing limits on trading activity and, when applicable, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 – Related Party Transactions

Affiliate Pledged Deposit Accounts
Certain members of the Company's management, partners in the Company's holding company and others have opened deposit accounts in their names at the Company's clearing firm, Pershing, LLC. Each of these deposit accounts are withdrawable, at the option of its owner, with one-week notice and the deposit account owners have each signed a limited guarantee in favor of Pershing up to the balance of these deposit accounts. Pershing considers these pledged deposit account balances in its determination of the Company's daily trading limits with clients. As of December 31, 2020, there were approximately $2,941,000 of such pledged deposit account balances at Pershing. The Company is charged the cost of 8% per annum on the outstanding pledged deposit account balances. During 2020, such charges totaled $234,954 and are included in management fees.

Note 8 – Commitments and contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its businesses. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the

Note 8 – Commitments and contingencies (continued)

results of any such reviews, in the aggregate, will not have a material adverse effect on the Company's financial statements.

The effects of the outbreak of the novel coronavirus (''COVID-19'') have negatively affected the global economy and caused increased volatility in the global financial markets. While most financial markets have seen substantial recoveries and stabilizations since the early stages of the COVID-19 outbreak partially from positive developments such as recent vaccine approvals, the COVID-19 pandemic is far from over and future disruptions, liquidity shortages and other potentially adverse impacts can occur in the future. The Company has to date had minimal adverse impacts from COVID-19 and continues to take numerous and recommended actions to protect the safety and well-being of its personnel and customers, and to provide quality business continuity, including conducting many of its business activities and operations remotely. However, no assurance can be given that the steps being taken will be adequate or appropriate, nor can we predict the level of future disruption to our business from an ongoing COVID-19.

Note 9 – Subsequent Events

In accordance with ASC 855, Subsequent Event, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 26, 2021, which is the date the financial statements were available to be issued, and determined that there were not any significant items affecting the accompanying financial statements or requiring disclosure.